LEAD INVESTOR

Marc Williams

Howard is an enthusiastic, energetic leader who has developed a platform that will disrupt the market. He has spent his own money and time to develop a platform that is not speculative but is live and ready to grow. Business consulting and meet and greets are as old as the hills but, remarkably, Howard appears to be on the cutting edge by creating a video platform that is built into his site. That is important as MeetEm controls its own video destiny and is not beholden to third party video providers.

Invested $2,500 this round & $5,000 previously

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